UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report: August 2, 2004

_____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

333 Clay Suite 4200 Houston, Texas	**77002**
(Address of principal executive offices)	(Zip code)

713/651-7000
(Registrant's telephone number, including area code)

EOG RESOURCES, INC.

Item 7.   Financial Statements and Exhibits

   (c) Exhibits

      99.1 Press Release of EOG Resources, Inc. dated August 2, 2004

Item 12. Results of Operations and Financial Condition

On August 2, 2004, EOG Resources, Inc. issued a press release announcing second quarter 2004 financial and operational results. A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information is not deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 and is not incorporated by reference into any Securities Act registration statements.

SIGNATURE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: August 2, 2004   By: /s/ TIMOTHY K. DRIGGERS
                                             Timothy K. Driggers
                                             Vice President and Chief Accounting Officer
                                             (Principal Accounting Officer)

EXHIBIT INDEX

Exhibit No.	**Description**
99.1	Press Release of EOG Resources, Inc. dated August 2, 2004



EOG Resources, Inc.   P.O. Box 4362   Houston, TX 77210-4362

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS SECOND QUARTER 2004 RESULTS AND CONTINUED SUCCESS FROM OPERATIONS

FOR IMMEDIATE RELEASE: Monday, August 2, 2004

HOUSTON – EOG Resources, Inc. (EOG) today reported second quarter 2004 net income available to common of $142.2 million, or $1.20 per share. This compares to second quarter 2003 net income available to common of $106.0 million, or $0.91 per share.

The results for second quarter 2004 included a tax benefit of $5.3 million ($0.04 per share) from a reduction in the corporate tax rate in Alberta, Canada and a previously disclosed $14.6 million ($9.4 million after tax, or $0.08 per share) loss on the mark-to-market of financial commodity price transactions. During the quarter, the net cash outflow from the settlement of financial commodity price transactions was $35.9 million ($23.2 million after tax, or $0.20 per share). Consistent with some analysts' practice of matching realizations to settlement months and excluding the Canadian tax benefit, adjusted non-GAAP net income available to common for the quarter was $123.1 million, or $1.04 per share. Similarly, EOG's second quarter 2003 results included a $15.8 million ($10.2 million after tax, or $0.09 per share) loss on the mark-to-market of financial commodity price transactions and net cash outflow from the settlement of financial commodity price transactions of $11.2 million ($7.2 million after tax, or $0.06 per share). Reflecting these items, second quarter 2003 adjusted non-GAAP net income available to common was $109.0 million, or $0.94 per share. (Please refer to the table below for the

Energy   **Opportunity**   **Growth**

reconciliation of net income available to common to adjusted non-GAAP net income available to common.)

Operational Highlights

In the second quarter, total company production increased 7.6 percent versus the second quarter last year. Production from the United States and Canada rose 6.9 percent while production from Trinidad increased 11.7 percent.

"EOG posted solid results for the second quarter, and based on data gathered in the last three months, we continue to be enthusiastic about our position in the non-core area of the Barnett Shale Play in the Fort Worth Basin. In addition, during the second quarter, EOG's operations across the company once again showed consistent performance," said Mark G. Papa, Chairman and Chief Executive Officer.

Through an ongoing focus on leasing activity in the Barnett Shale Play, the company has increased its holdings to 258,000 net acres. Although this acreage position is held primarily in six counties, all drilling activity to date has been centered in Johnson County. To date, EOG has drilled and completed 15 horizontal wells. An additional five wells have been drilled and are waiting on completion. Production is currently limited by pipeline constraints, which are expected to be resolved by year-end.

In South Texas, EOG continues to report excellent results in all geologic plays, with recent success in the Frio and Roleta Formations. The Brooks #3 well was recently completed in the Frio Formation and tested 10 million cubic feet per day (MMcfd) and 840 barrels of condensate per day. EOG has a 59 percent working interest in this well. Also in the Frio Formation, EOG has a 100 percent working interest in the Ponderosa Ranch #1 well in Matagorda County, which encountered 75 feet of pay and is expected to produce 10 MMcfd when sales commence in September. In the Roleta Formation, EOG also has a 100 percent working interest in the Slator Ranch H-3 well, which currently is flowing to sales at a rate of 10 MMcfd.

"In addition to the Barnett Shale and South Texas, we expect strong second half results with production increases coming from the Mid Continent, East Texas and the Rocky Mountains in the U.S., as well as the tie-in of shallow natural gas wells in Canada. In Trinidad, the new ammonia plant is scheduled to begin taking natural gas at full capacity in the third quarter and the first production from the U.K. North Sea should begin this month," said Papa.

Energy   **Opportunity**   **Growth**

Commissioning started ahead of schedule in July on Trinidad's Nitrogen (2000) Unlimited Ammonia Plant with full plant productivity scheduled during August. Under a 15-year contract, EOG will initially supply approximately 45 MMcfd, net, of natural gas to the plant from the U(a) Block. This will increase the company's current natural gas production in Trinidad by 28 percent.

The first production of at least 20 MMcfd, net, from the Valkyrie well, EOG's first discovery to come on-line in the U.K. North Sea, is expected during August. Additional natural gas production of over 20 MMcfd, net, is scheduled from the Arthur #1 well in November. EOG entered the North Sea during 2002 through drilling ventures with major oil companies.

Capital Structure

At June 30, 2004, EOG's total debt outstanding was approximately $1,086 million and cash on the balance sheet was $68 million. The company's debt-to-total capitalization ratio at June 30 was 30.5 percent, down from 33.3 percent at December 31, 2003. Factoring in recent commodity prices, expected production and capital expenditure levels, EOG's debt-to-total capitalization ratio at year-end is projected to be less than 30 percent.

Conference Call Scheduled for August 3, 2004

EOG's second quarter 2004 conference call will be available via live audio webcast at 9:00 a.m. Central Time (10:00 a.m. Eastern Time) Tuesday, August 3, 2004. To listen to this webcast, log on to http://www.eogresources.com. The webcast will be archived on EOG's website through August 17, 2004.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with substantial proved reserves in the United States, Canada, offshore Trinidad and, to a lesser extent, the United Kingdom North Sea. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are not guarantees of performance. Although EOG believes its expectations reflected in forward-looking statements are based on reasonable assumptions, no assurance can be given that these expectations will be achieved. Important factors that could cause actual results to differ materially from the expectations reflected in the forward-looking statements include, among others: the timing and extent of changes in commodity prices for crude oil, natural gas and related products, foreign currency exchange rates and interest rates; the timing and impact of liquefied natural gas imports and changes in demand or prices for ammonia or methanol; the extent and effect of any hedging activities engaged in by EOG; the extent of EOG's success in discovering, developing, marketing and producing reserves and in acquiring oil and gas properties; the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise; the extent to which EOG can replicate on its other Barnett Shale acreage the results of its most recent Barnett Shale wells; political developments around the world; acts of war and terrorism and responses to these acts; and financial market conditions. In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements might not occur. EOG undertakes no obligations to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. As noted above, statements of proved reserves are only estimates and may be imprecise. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include not only proved reserves, but also other categories of reserves that the SEC's guidelines strictly prohibit EOG from including in filings with the SEC. Investors are urged to consider closely the disclosure in EOG's Form 10-K for fiscal year ended December 31, 2003, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this form from the SEC by calling 1-800-SEC-0330. In addition, reconciliation schedules for Non-GAAP Financial Measures referred to in this presentation can be found on the EOG Resources website at www.eogresources.com.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share amounts)

	Quarter Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Net Operating Revenues	$ 519.0	$ 424.8	$ 983.3	$ 889.4
Net Income Available to Common	$ 142.2	$ 106.0	$ 240.3	$ 232.7
Net Income Per Share Available to Common				
Basic	$ 1.22	$ 0.93	$ 2.07	$ 2.03
Diluted	$ 1.20	$ 0.91	$ 2.03	$ 2.00
Average Number of Shares Outstanding				
Basic	116.4	114.4	116.1	114.4
Diluted	118.7	116.1	118.2	116.2

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands)

	Quarter Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Net Operating Revenues				
Natural Gas	$ 430,532	$ 377,643	$ 847,921	$ 811,734
Crude Oil, Condensate and Natural Gas Liquids	102,401	61,471	192,859	136,979
Losses on Mark-to-Market Commodity Derivative Contracts	(14,563)	(15,753)	(59,018)	(60,974)
Other, Net	651	1,393	1,579	1,684
Total	519,021	424,754	983,341	889,423
Operating Expenses				
Lease and Well	65,532	53,620	129,949	101,959
Exploration Costs	19,596	22,139	45,592	39,597
Dry Hole Costs	19,064	3,436	29,091	10,056
Impairments	15,711	25,475	33,359	37,431
Depreciation, Depletion and Amortization	116,224	106,587	230,021	210,140
General and Administrative	26,370	24,934	51,285	45,355
Taxes Other Than Income	29,788	11,695	65,872	41,888
Total	292,285	247,886	585,169	486,426
Operating Income	226,736	176,868	398,172	402,997
Other Income (Expense), Net	1,425	2,680	(1,304)	2,832
Income Before Interest Expense and Income Taxes	228,161	179,548	396,868	405,829
Interest Expense, Net	15,416	13,807	32,099	29,125
Income Before Income Taxes	212,745	165,741	364,769	376,704
Income Tax Provision	67,808	56,950	118,979	131,357
Net Income Before Cumulative Effect of Change in Accounting Principle	144,937	108,791	245,790	245,347
Cumulative Effect of Change in Accounting Principle, Net of Income Tax	-	-	-	(7,131)
Net Income	144,937	108,791	245,790	238,216
Preferred Stock Dividends	2,758	2,758	5,516	5,516
Net Income Available to Common	$ 142,179	$ 106,033	$ 240,274	$ 232,700

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Quarter Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcf/d)				
United States	619	636	618	639
Canada	197	153	201	155
United States & Canada	816	789	819	794
Trinidad	162	148	158	152
Total	978	937	977	946
Average Natural Gas Prices ($/Mcf)				
United States	$ 5.67	$ 5.06	$ 5.54	$ 5.49
Canada	5.04	4.77	5.01	4.97
United States & Canada Composite	5.52	5.00	5.41	5.39
Trinidad	1.36	1.32	1.42	1.32
Composite	4.83	4.42	4.77	4.74
Crude Oil and Condensate Volumes (MBD)				
United States	21.0	17.3	20.5	17.8
Canada	2.6	2.3	2.6	2.2
United States & Canada	23.6	19.6	23.1	20.0
Trinidad	3.1	2.3	2.8	2.4
Total	26.7	21.9	25.9	22.4
Average Crude Oil and Condensate Prices ($/Bbl)				
United States	$ 37.39	$ 28.18	$ 36.11	$ 30.63
Canada	35.59	27.00	33.63	29.26
United States & Canada Composite	37.19	28.04	35.83	30.48
Trinidad	37.69	26.31	35.52	29.82
Composite	37.25	27.86	35.80	30.41
Natural Gas Liquids Volumes (MBD)				
United States	5.0	3.0	4.9	3.1
Canada	0.6	0.4	0.6	0.5
Total	5.6	3.4	5.5	3.6
Average Natural Gas Liquids Prices ($/Bbl)				
United States	$ 23.78	$ 19.63	$ 24.24	$ 21.46
Canada	20.35	14.15	20.25	19.22
Composite	23.40	19.00	23.80	21.13
Natural Gas Equivalent Volumes (MMcfe/d)				
United States	775	757	771	764
Canada	216	170	219	172
United States & Canada	991	927	990	936
Trinidad	181	162	175	166
Total	1,172	1,089	1,165	1,102
Total Bcfe Deliveries	106.6	99.1	212.1	199.4

EOG RESOURCES, INC.
<u>**SUMMARY BALANCE SHEETS**</u>
(In thousands, except share data)

	June 30, 2004	December 31, 2003
	(Unaudited)	
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 67,839	$ 4,443
Accounts Receivable, Net	355,662	295,118
Inventories	30,253	21,922
Deferred Income Taxes	39,564	31,548
Other	57,106	42,983
Total	550,424	396,014
Oil and Gas Properties (Successful Efforts Method)	8,616,115	8,189,062
Less: Accumulated Depreciation, Depletion and Amortization	(4,149,096)	(3,940,145)
Net Oil and Gas Properties	4,467,019	4,248,917
Other Assets	109,523	104,084
Total Assets	$ 5,126,966	$ 4,749,015
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 319,535	$ 282,379
Accrued Taxes Payable	50,165	33,276
Dividends Payable	7,425	6,175
Liabilities from Price Risk Management Activities	58,601	37,779
Deferred Income Taxes	36,260	73,611
Other	34,078	43,299
Total	506,064	476,519
Long-Term Debt	1,085,822	1,108,872
Other Liabilities	180,743	171,115
Deferred Income Taxes	876,406	769,128
Shareholders' Equity		
Preferred Stock, $.01 Par, 10,000,000 Shares Authorized:		
Series B, 100,000 Shares Issued, Cumulative,		
$100,000 Liquidation Preference	98,707	98,589
Series D, 500 Shares Issued, Cumulative,		
$50,000 Liquidation Preference	49,918	49,827
Common Stock, $.01 Par, 320,000,000 Shares Authorized and		
124,730,000 Shares Issued	201,247	201,247
Additional Paid In Capital	7,478	1,625
Unearned Compensation	(27,978)	(23,473)
Accumulated Other Comprehensive Income	41,473	73,934
Retained Earnings	2,347,446	2,121,214
Common Stock Held in Treasury, 7,044,550 shares at		
June 30, 2004 and 8,819,600 shares at December 31, 2003	(240,360)	(299,582)
Total Shareholders' Equity	2,477,931	2,223,381
Total Liabilities and Shareholders' Equity	$ 5,126,966	$ 4,749,015

EOG RESOURCES, INC.
<u>**SUMMARY STATEMENTS OF CASH FLOWS**</u>
(Unaudited; in thousands)

	Quarter Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Cash Flows From Operating Activities				
Reconciliation of Net Income to Net Cash Provided by Operating Activitites:				
Net Income	$ 144,937	$ 108,791	$ 245,790	$ 238,216
Items Not Requiring Cash				
Depreciation, Depletion and Amortization	116,224	106,587	230,021	210,140
Impairments	15,711	25,475	33,359	37,431
Deferred Income Taxes	52,200	29,534	84,216	79,975
Cumulative Effect of Change in Accounting Principle	-	-	-	7,131
Other, Net	5,857	1,354	13,289	3,965
Exploration Costs	19,596	22,139	45,592	39,597
Dry Hole Costs	19,064	3,436	29,091	10,056
Mark-to-market Commodity Derivative Contracts				
Total Losses	14,563	15,753	59,018	60,974
Realized Losses	(35,869)	(11,160)	(38,211)	(39,089)
Tax Benefits From Stock Options Exercised	11,373	1,843	13,792	4,802
Other, Net	(1,046)	3,430	(1,273)	3,499
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	(52,054)	66,614	(60,458)	(44,420)
Inventories	(6,495)	(690)	(8,331)	(44)
Accounts Payable	22,789	3,683	37,171	24,353
Accrued Taxes Payable	(28,396)	(7,063)	(4,450)	16,809
Other Liabilities	(4,346)	381	257	(1,151)
Other, Net	(6,280)	12,306	(3,465)	7,899
Changes in Components of Working Capital Associated with Investing and Financing Activities	6,430	(15,763)	16,736	(6,931)
Net Cash Provided By Operating Activities	294,258	366,650	692,144	653,212
Investing Cash Flows				
Additions to Oil and Gas Properties	(304,024)	(184,833)	(534,540)	(325,046)
Exploration Costs	(19,596)	(22,139)	(45,592)	(39,597)
Dry Hole Costs	(19,064)	(3,436)	(29,091)	(10,056)
Proceeds from Sales of Assets	3,808	2,430	9,762	9,750
Changes in Components of Working Capital Associated with Investing Activities	(4,096)	15,739	(15,988)	6,879
Other, Net	(1,511)	3,049	(13,139)	1,279
Net Cash Used in Investing Activities	(344,483)	(189,190)	(628,588)	(356,791)
Financing Cash Flows				
Long-Term Debt Borrowings	-	-	150,000	-
Long-Term Debt Repayments	-	(33,386)	(173,050)	(134,310)
Dividends Paid	(9,638)	(7,239)	(18,099)	(14,480)
Treasury Stock Purchased	-	-	-	(21,295)
Proceeds from Stock Options Exercised	34,415	7,274	43,190	14,730
Other, Net	(2,430)	25	(2,201)	53
Net Cash Provided (Used) in Financing Activities	22,347	(33,326)	(160)	(155,302)
Increase (Decrease) in Cash and Cash Equivalents	(27,878)	144,134	63,396	141,119
Cash and Cash Equivalents at Beginning of Period	95,717	6,833	4,443	9,848
Cash and Cash Equivalents at End of Period	$ 67,839	$ 150,967	$ 67,839	$ 150,967

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME AVAILABLE TO COMMON (NON-GAAP)
TO NET INCOME AVAILABLE TO COMMON (GAAP)
(Unaudited; in thousands, except per share amounts)

The following chart adjusts reported second quarter and six months ended June 30 net income available to common to reflect actual cash realized from previously disclosed oil and gas hedges, to eliminate the mark-to-market loss from these previously disclosed oil and gas hedges and to eliminate the after tax impact of the cumulative effect of change in accounting principle and the tax benefit related to the Alberta (Canada) corporate tax rate reduction. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and exclude the impact of one-time items. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Reported Net Income Available to Common	$ 142,179	$ 106,033	$ 240,274	$ 232,700
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Losses	14,563	15,753	59,018	60,974
Realized Losses	(35,869)	(11,160)	(38,211)	(39,089)
Subtotal	(21,306)	4,593	20,807	21,885
After Tax MTM Impact	(13,710)	2,956	13,389	14,083
Impact of One-Time Items				
Add: Cumulative Effect of Change in Accounting Principle, Net of Income Tax	-	-	-	7,131
Less: 2004 Tax Benefit related to the Alberta (Canada) Corporate				
Tax Rate Reduction	(5,335)	-	(5,335)	-
Adjusted Non-GAAP Net Income Available to Common	$ 123,134	$ 108,989	$ 248,328	$ 253,914
Adjusted Non-GAAP Net Income Per Share Available to Common				
Basic	$ 1.06	$ 0.95	$ 2.14	$ 2.22
Diluted	$ 1.04	$ 0.94	$ 2.10	$ 2.18
Average Number of Shares Outstanding				
Basic	116,388	114,382	116,052	114,430
Diluted	118,709	116,131	118,227	116,212

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW AVAILABLE TO COMMON (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles second quarter and six months ended June 30 net cash provided by operating activities to discretionary cash flow available to common. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust operating cash inflows for changes in components of working capital, other liabilities and preferred stock dividends. EOG management uses this information for comparative purposes within the industry.

	Quarter Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
Net Cash Provided by Operating Activities	$ 294,258	$ 366,650	$ 692,144	$ 653,212
Adjustments				
Changes in Components of Working Capital and Other Liabilities				
Accounts Receivable	52,054	(66,614)	60,458	44,420
Inventories	6,495	690	8,331	44
Accounts Payable	(22,789)	(3,683)	(37,171)	(24,353)
Accrued Taxes Payable	28,396	7,063	4,450	(16,809)
Other Liabilities	4,346	(381)	(257)	1,151
Other, Net	6,280	(12,306)	3,465	(7,899)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(6,430)	15,763	(16,736)	6,931
Preferred Dividends	(2,758)	(2,758)	(5,516)	(5,516)
Discretionary Cash Flow Available to Common	$ 359,852	$ 304,424	$ 709,168	$ 651,181